

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 15, 2018

Michael P. Zechmeister
Chief Financial Officer
United Natural Foods, Inc.
313 Iron Horse Way
Providence, RI 02908

      Re: United Natural Foods, Inc.
             Form 10-K for the Fiscal Year Ended July 29, 2017
             Filed September 26, 2017
             Form 8-K Filed December 7, 2017
             File No. 1-15723

Dear Mr. Zechmeister:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ William H. Thompson

                    William H. Thompson
                    Accounting Branch Chief
                    Office of Consumer Products